Exhibit 99.3

ARRAS MINERALS CORP.

(the “Company”)

FORM OF PROXY

Annual General Meeting to be held on April 13, 2023 10:00 am (Vancouver time)

Suite 1605 – 777 Dunsmuir St, Vancouver, BC, V7Y 1K4

(the “Meeting”)

Proxies must be received by 10:00AM (Vancouver time) on April 11, 2023

VOTING METHOD
INTERNET	Go to https://css.olympiatrust.com/pxlogin and enter the 12-digit control number shown on reverse.
EMAIL	proxy@olympiatrust.com
FACSIMILE	(403) 668-8307
MAIL	Olympia Trust Company PO Box 128, STN M Calgary, AB T2P 2H6 Attn: Proxy Dept.

The undersigned hereby appoints Brian Edgar, Chairman of the Company, or failing Christopher Richards, Chief Financial Officer of the Company (the “Management Nominees”), or instead of any of them, the following Appointee

Please print appointee name

as proxyholder on behalf of the undersigned with the power of substitution to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the Meeting and at any adjournment(s) or postponement(s) thereof, in accordance with voting instructions, if any, provided below.

- SEE VOTING GUIDELINES ON REVERSE -
RESOLUTIONS – MANAGEMENT VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT

1. Number of Directors		FOR	AGAINST
To set the number of directors to be elected at the Meeting at seven (7).		☐	☐

2. Election of Directors		FOR	WITHHOLD
a)	Brian Edgar	☐	☐
b)	Timothy Barry	☐	☐
c)	Darren Klinck	☐	☐
d)	G. Wesley Carson	☐	☐
e)	Daniel Kunz	☐	☐
f)	Vera Kobalia	☐	☐
g)	Christian Milau	☐	☐

3. Appointment of Auditors		FOR	WITHHOLD
Appointment of Smythe LLP, Chartered Professional Accountants as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.		☐	☐

Signature of registered owner(s) Date (MM/DD/YYYY)

This proxy revokes and supersedes all earlier dated proxies and MUST BE SIGNED

Request for Financial Statements

In accordance with securities regulations, security holders may elect to receive Annual Financial Statements, Interim Financial Statements and MD&As.

Instead of receiving the financial statements by mail, you may choose to view these documents on SEDAR at www.sedar.com.

I am currently a security holder of the Company and as such request the following:

Interim Financial Statements with MD&A – Check the box to the right if you would like to RECEIVE interim financial statements and accompanying Management’s Discussion & Analysis by mail.	Annual Financial Statements with MD&A – Check the box to the right if you would like to RECEIVE to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail.

Proxy Voting – Guidelines and Conditions

1.	THIS PROXY IS SOLICITED BY MANAGEMENT OF THE COMPANY.
2.	THIS PROXY SHOULD BE READ IN CONJUNCTION WITH THE MEETING MATERIALS PRIOR TO VOTING.
3.	If you appoint the Management Nominees to vote your securities, they will vote in accordance with your instructions or, if no instructions are given, in accordance with the Management Voting Recommendations highlighted for each Resolution on the reverse. If you appoint someone else to vote your securities, they will also vote in accordance with your instructions or, if no instructions are given, as they in their discretion choose.
4.	Each security holder has the right to appoint a person other than the Management Nominees specified herein to represent them at the Meeting or any adjournment or postponement thereof. Such right may be exercised by inserting in the space labeled “Please print appointee name”, the name of the person to be appointed, who need not be a security holder of the Company.
5.	The proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that properly come before the meeting or any adjournment or postponement thereof.
6.	To be valid, this proxy should be signed in the exact manner as the name appears on the proxy. If the proxy is not dated, it is deemed to bear the date of its mailing to the security holders of the Company.
7.	To be valid, this proxy must be filed using one of the Voting Methods and must be received by Olympia Trust Company before the date noted on the reverse, or in the case of any adjournment or postponement of the Meeting not less than 48 hours (Saturdays, Sundays and holidays excepted) before the time of the adjourned or postponed meeting.

8.     Guidelines for proper execution of the proxy are available at www.stac.ca. Please refer to the Proxy Protocol.